Mail Stop 4561

February 6, 2008

Mr. Robert J. Keller
President and Chief Executive Officer
APAC Customer Services, Inc.
Six Parkway North
Deerfield, IL 60015

   Re: APAC Customer Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed March 16, 2007
     File No. 000-26786

Dear Mr. Keller:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Mark Kronforst
             Accounting Branch Chief